[LETTERHEAD OF WIEN & MALKIN LLC]

August 17, 2007

By U.S. Mail and FAX to (202) 772-9209

Ms. Cicely L. LaMothe

Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

Re: Empire State Building Associates L.L.C. ("Empire")

Your File No. 000-00827

Form 10-K for the year ended December 31, 2006

Dear Ms. LaMothe:

We are responding to your letter of August 3, 2007 (copy attached), which requests an additional amendment of Empire's 2006 Form 10-K to include financial statements of Empire State Building Company L.L.C. ("Sublessee") that present statements of operations, members' equity and cash flows for each of the three years in the period ended December 31, 2006 in accordance with Regulation S-X, instead of each of the two years in the period then ended as filed by Empire in an amendment to its 2006 Form 10-K on July 3, 2007.

Sublessee is a privately held company that is not required to prepare and has not prepared financial statements in accordance with Regulation S-X. Empire is not a member of Sublessee and its relationship with the Sublessee is through the contractual obligations set forth in the lease.

Empire has previously included audited financial statements of Sublessee as of and for each of the two years in the period ended December 2005 and 2004 in an amendment to its 2005 Form 10-K filed on November 8, 2006. Management believes that obtaining Sublessee financial statements for all of the periods required by Regulation S-X in a single report for inclusion in an amendment to Empire's 2006 Form 10-K at this point in time would be difficult, costly and of limited benefit to users of Empire's financial statements. Accordingly, we would respectfully request acceptance of the filing of another amendment to include in Empire's 2006 Form 10-K the audited financial statements of Sublessee as of and for each of the two years in the period ended December 2005 and 2004 that were in the amended 2005 Form 10-K which would result in the inclusion of all of the required information in the 2006 Form 10-K as amended.

We propose the foregoing with the understanding that Empire will include financial statements of the Sublessee for all periods required by Regulation S-X commencing with the filing of its 2007 Form 10-K.

In addition, we acknowledge:

1. Empire is responsible for the adequacy and accuracy of the disclosure in the filings with the Securities and Exchange Commission ("Commission");

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. Empire may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question, please communicate with the undersigned.

Thank you.

Very truly yours,

/s/ Mark Labell

Mark Labell

Senior Vice President, Finance

ML:fm

Enc.

cc: Thomas N. Keltner, Jr.

Stuart J. Rappaport